NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock (the 'Common Stock') of Wolverine Tube, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on March 19, 2007, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the fact that the Company had fallen below the Exchange's continued listing standard regarding average global market capitalization over a consecutive 30 trading-day period of less than $25,000,000, as this is considered the minimum threshold for listing. The NYSE extended trading for one day in light of the NYSE’s decision to close on January 2, 2007 in observance of the national day of mourning for President Gerald R. Ford. Accordingly, trading was suspended prior to the opening on Thursday, January 4, 2007 not January 3, 2007. 1. The Exchange's Listed Company Manual, Section 802.01B, state, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: average global market capitalization over a consecutive 30 trading-day period is less than $25,000,000, regardless of the original standard under which it listed. 2. The Exchange, on December 29, 2006, determined that the Common Stock should be suspended from trading before the opening of the trading session on January 4, 2007, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on December 27, 2006. 3. Pursuant to the above authorization, a press release was issued on December 26, 2006 and December 29, 2006, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on December 29, 2006 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on January 4, 2007. 4. The Company had a right to appeal to a Committee of the Board of Directors the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions these securities were suspended from trading on January 4, 2007.